EXHIBIT 21
EXHIBIT 21
LIST OF SUBSIDIARIES OF WASATCH FOOD SERVICES, INC. (AS OF DECEMBER 28, 2009)

1.	Jolly Promise Limited, a British Virgin Islands company.

2.	Hong Kong Sindhi Fuel Injection Company Limited, a Hong Kong Company.

3.	Weifang Huajie Fuel Injection Company Limited, a People’s Republic of China or PRC Company.

4.	Weifang Xinde Fuel Injection System Company Limited, a PRC Company.

5.	Huaxin Diesel Engine Co., Ltd, a PRC Company.

6.	Hengyuan Oil Pump and Oil Fitting Co., Ltd., a PRC Company.

7.	Jinma Diesel Engine Co., Ltd., a PRC Company.
8.	Wasatch Food Services of Idaho, Inc.